

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 22, 2017

<u>Via E-mail</u>
Robert P. Vogels
Senior Vice President, Chief Financial Officer
Golden Minerals Company
350 Indiana Street, Suite 800
Golden, Colorado 80401

> **Re: Golden Minerals Company**
> **Registration Statement on Form S-3**
> **Filed September 14, 2017**
> **File No. 333-220461**

Dear Mr. Vogels:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jonathan Burr at (202) 551-5833 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Julie Blaser
Davis Graham & Stubbs LLP